EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of AST SpaceMobile, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 10, 2025

AT&T INC.

By: /s/ Robert LaGrone

    Name: Robert LaGrone

    Title: Senior Vice President – Corporate Development

AT&T VENTURE INVESTMENTS, LLC

By: /s/ Robert LaGrone

    Name: Robert LaGrone

    Title: Senior Vice President – Corporate Development